UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

PLBY Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

72814P109
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72814P109	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSONS
Drawbridge Special Opportunities Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,546,418

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,546,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,546,418

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 72814P109	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSONS
Drawbridge Special Opportunities Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,546,418

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,546,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,546,418

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72814P109	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSONS
Drawbridge Special Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,546,418

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,546,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,546,418

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72814P109	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,546,418

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,546,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,546,418

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72814P109	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSONS
Fortress Principal Investment Holdings IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,546,418

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,546,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,546,418

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72814P109	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,546,418

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,546,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,546,418

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 72814P109	SCHEDULE 13D	Page 8 of 10

1	NAME OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,546,418

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,546,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,546,418

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72814P109	SCHEDULE 13D	Page 9 of 10

1	NAME OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,546,418

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,546,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,546,418

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1. Security and Issuer.
This Amendment No.2 (this “Amendment No. 2”) to Schedule 13D amends the Schedule 13D originally filed on March 3, 2021 (the “Original Schedule 13D”), as amended on June 4, 2021 (the “Amendment No. 1” and, together with the Original Schedule 13D and Amendment Nos. 1 and 2 thereto, the “Schedule 13D”) and relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Issuer”). Disclosure Items set forth in the Original Schedule 13D or Amendment No. 1 thereto shall remain in effect, except to the extent expressly amended hereby and (as modified herein) are incorporated into the Schedule 13D.  Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the meaning ascribed to them in the Original Schedule 13D or Amendment No. 1.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.
(a) and (b)
After giving effect to the transactions described in Item 5(c) below, each of the Reporting Persons may be deemed to beneficially own and share the power to vote and dispose of 2,546,418 shares of Common Stock, which represents 6.2% of the Common Stock outstanding.

All percentages of Common Stock outstanding contained herein are based on 40,794,096 shares of Common Stock outstanding, as of August 13, 2021, as reported in the Form 10-Q filed by the Issuer on August 16, 2021.

(c)  Except as set forth in Schedule A attached hereto, the Reporting Persons had no transactions in shares of the Common Stock during the 60 days preceding the date of filing this Amendment. All of the transactions set forth on Schedule A were effected in the ordinary course of business of DBSO in open market transactions.

(d)            No person other than DBSO is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)            Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: August 27, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

	By:	Drawbridge Special Opportunities GP LLC, its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: August 27, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: August 27, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: August 27, 2021	FIG LLC

	By:	Fortress Operating Entity I LP, its sole managing member
	By:	FIG Corp., its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: August 27, 2021	FORTRESS PRINCIPAL INVESTMENT HOLDINGS IV LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: August 27, 2021	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: August 27, 2021	FIG CORP.

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: August 27, 2021	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

SCHEDULE A

Date	Number of Shares Sold	Price Per Share($) (1)(2)
8/18/2021	24,981	$21.7045(3)
8/19/2021	43,841	$20.9489(4)
8/19/2021	34,097	$21.3460(5)
8/20/2021	85,149	$20.9727(6)
8/23/2021	42,353	$22.1888(7)
8/23/2021	80,270	$22.7517(8)
8/24/2021	63,685	$22.6459(9)
8/24/2021	35,535	$23.1528(10)
8/25/2021	28,465	23.3088(11)
8/25/2021	60,891	24.3786(12)
8/25/2021	100,126	24.9318(13)
8/26/2021	7,102	24.6118(14)
8/26/2021	4,196	25.1197 (15)

    (1)   Excludes commissions and other execution-related costs.
    (2)   Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.
    (3)   Reflects a weighted average sale price of $21.7045 per share, at prices ranging from $21.50 to $21.96 per share.
    (4)   Reflects a weighted average sale price of $20.9489 per share, at prices ranging from $20.11 to $21.10 per share.
    (5)   Reflects a weighted average sale price of $21.3460 per share, at prices ranging from $21.11 to $21.74 per share.
    (6)   Reflects a weighted average sale price of $20.9727 per share, at prices ranging from $20.75 to $21.40 per share.
    (7)   Reflects a weighted average sale price of $22.1888 per share, at prices ranging from $21.49 to $22.48 per share.
    (8)   Reflects a weighted average sale price of $22.7517 per share, at prices ranging from $22.49 to $23.21 per share.
    (9)   Reflects a weighted average sale price of $22.6459 per share, at prices ranging from $22.06 to $23.055 per share.
    (10) Reflects a weighted average sale price of $23.1528 per share, at prices ranging from $23.06 to $23.32 per share.
    (11) Reflects a weighted average sale price of $23.3088 per share, at prices ranging from $22.6 to $23.595 per share.
    (12) Reflects a weighted average sale price of $24.3786 per share, at prices ranging from $23.6 to $24.598 per share.
    (13) Reflects a weighted average sale price of $24.9318 per share, at prices ranging from $24.6 to $25.345 per share.
    (14) Reflects a weighted average sale price of $24.6118 per share, at prices ranging from $24 to $24.99 per share.
    (15) Reflects a weighted average sale price of $25.1197 per share, at prices ranging from $25 to $25.37 per share.